UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 30,000,000 Callable LIBOR Range Accrual Notes due June 15, 2029

Filed pursuant to Rule 3 of Regulation BW

Dated:  June 10, 2009

The following information regarding the U.S. Dollar 30,000,000 Callable LIBOR Range Accrual Notes due June 15, 2029 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW.  As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated May 28, 2008) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 25, 2008) is already on file with the Securities and Exchange Commission.

Item 1.  Description of Obligations

(a)        U.S. Dollar 30,000,000 Callable LIBOR Range Accrual Notes due June 15, 2029.

(b)       The interest rate per $1,000 (“the Specified Denomination”) shall be determined in accordance with the following formula:

From and including June 15, 2009 to but excluding the Maturity Date, the interest rate per annum shall be determined as follows:

•                  7.00% x N/D

Where:

“N” is the number of calendar days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference Rate falls within the Applicable Range.

“D” is the total number of calendar days in the corresponding Interest Period to “N” above.

For these purposes, if a calendar day prior to the Rate Cut-Off Date in the relevant Interest Period is not a Business Day, the Reference Rate for such calendar day will be deemed to be the Reference Rate for the Business Day immediately preceding such calendar day. The Reference Rate in respect of a calendar day after the relevant Rate Cut-Off Date through to the end of such Interest Period shall be the Reference Rate on the relevant Rate Cut-Off Date for that Interest Period.

“Rate Cut-Off Date” means the day which is the fifth Business Day prior to the Interest Payment Date for the relevant Interest Period.

“Reference Rate” shall be USD-LIBOR-BBA as set forth in the ISDA Definitions, provided that, with regard to such definition, and/or with regard to “USD-LIBOR-Reference Banks”, as applicable:

(i)                                     “Designated Maturity” shall mean 6 months,

(ii)                                  “Representative Amount” shall mean USD 30,000,000,

(iii)                               “Reference Banks” shall mean four major banks in the London interbank market selected by the Calculation Agent,

(iv)                              “Reset Date” will be each calendar day,

(v)                                 the words “on the day that is two London Banking Days preceding that Reset Date” shall be replaced with “on that day”

(vi)                              the expression “Calculation Agent” shall mean Citibank N.A., London, and

(vii)                           if fewer than two quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“Applicable Range” means greater than or equal to zero percent but less than or equal to 7.00 percent.

Rounding

In applying the formula described above in respect of the Interest Amount, the result shall be rounded to the nearest one-hundred thousandth of one per cent. prior to multiplying that result by the Specified Denomination.

Interest shall be paid on June 15 and December 15 of each year commencing on December 15, 2009 and ending on June 15, 2029.

(c)        Maturing June 15, 2029.  The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered.  Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d)       Notes are callable by the Bank at par on each June 15 and December 15, commencing on June 15, 2010 and ending on December 15, 2028, with 10 London and New York business days notice.

(e)        Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f)        Not applicable.

(g)       No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h)       See Prospectus, pages 8-13.

(i)         Citibank, N.A., Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.  Distribution of Obligations

As of June 10, 2009, the Bank entered into a Terms Agreement with Wachovia Capital Markets, LLC as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 30,000,000 at 100.00% of par.  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  Delivery of the Notes is expected to be made on or about June 15, 2009.

The Terms Agreement provides that the obligations of the Manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of May 28, 2008) is already on file with the Securities and Exchange Commission.

Item 3.  Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 30,000,000	N/A	USD 30,000,000

Item 4.  Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.  Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.  Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.  Exhibits

A.    Final Terms dated June 10, 2009.

B.    Terms Agreement dated June 10, 2009.

Final Terms dated June 10, 2009

International Bank for Reconstruction and Development

Issue of USD30,000,000 Callable LIBOR Range Accrual Notes due June 15, 2029

under the
Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated May 28, 2008.  This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series Number:	3793

	(ii) Tranche Number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“USD”)

4.	Aggregate Nominal Amount:

	(i) Series:	USD30,000,000

	(ii) Tranche:	USD30,000,000

5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount

6.	Specified Denominations (Condition 1(b)):	USD1,000 and integral multiples thereof.

7.	Issue Date:	June 15, 2009

8.	Maturity Date (Condition 6(a)):	June 15, 2029

9.	Interest Basis (Condition 5):	Floating Rate
(further particulars specified below in Term 16)

10.	Redemption/Payment Basis (Condition 6):	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Call Option
(further particulars specified below in Term 17)

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	None

15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Floating Rate Note Provisions (Condition 5(b)):		Applicable

	(i)	Interest Period(s):	As specified in Condition 5(l)

	(ii)	Specified Interest Payment Dates:	June 15 and December 15 in each year, from and including December 15, 2009 to and including the Maturity Date.

	(iii)	Business Day Convention:	Not Applicable

	(iv)	Business Centre(s) (Condition 5(l):	London and New York

	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest will be determined by the Calculation Agent in accordance with the following formula:

7.00% x (N/D)

where:

“N” is the number of calendar days in the relevant Interest Period as determined by the Calculation Agent, on which the Reference Rate falls within the Applicable Range; and

“D” is the total number of calendar days in the corresponding Interest Period to “N” above.

For these purposes, if a calendar day prior to the Rate Cut-Off Date in the relevant Interest Period is not a Business Day, the Reference Rate for such calendar day will be deemed to be the Reference Rate for the Business Day immediately preceding such calendar day. The Reference Rate in respect of a calendar day after the relevant Rate Cut-Off Date through to the end of such Interest Period shall be the Reference Rate on the relevant Rate Cut-Off Date for that Interest Period.

“Rate Cut-Off Date” means the day which is the fifth Business Day prior to the Interest Payment Date for the relevant Interest Period.

“Reference Rate” shall be USD-LIBOR-BBA as set forth in the ISDA Definitions, provided that, with regard to such definition, and/or with regard to “USD-LIBOR-Reference Banks”, as applicable:

(a) the Designated Maturity shall be 6 months,

(b) Reset Date will be each calendar day,

(c) the words “on the day that is two London Banking Days preceding that Reset Date” shall be replaced with “on that day”

(d) “Representative Amount” shall mean USD30,000,000,

(e) “Reference Banks” shall mean four major banks in the London interbank market selected by the Calculation Agent,

(f) the expression “Calculation Agent” shall mean Citibank N.A., London, and

(g) if fewer than two quotations are provided as requested, the rates will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“Applicable Range” means greater than or equal to zero percent but less than or equal to 7.00 percent.

	(vi)	Party responsible for calculating Rate(s) of Interest and/or Interest Amount(s):	Citibank, N.A., London Branch.

	(vii)	Minimum Rate of Interest:	0.00 per cent. per annum

	(viii)	Maximum Rate of Interest:	Not Applicable

	(ix)	Day Count Fraction (Condition 5(l)):	30/360

PROVISIONS RELATING TO REDEMPTION

17.	Call Option (Condition 6(d)):		Applicable

	(i)	Optional Redemption Dates:	June 15 and December 15 in each year, from and including June 15, 2010, to and including December 15, 2028

	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 1,000 per Specified Denomination

	(iii)	Notice period:	Not less than ten (10) Business Days prior to the relevant Optional Redemption Date

18.	Final Redemption Amount of each Note (Condition 6):		USD 1,000 per Specified Denomination

19.	Early Redemption Amount (Condition 6(c)):		As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

20.	Form of Notes (Condition 1(a)):	Registered Notes:

Global Registered Certificate available on Issue Date

21.	New Global Note:	No

22.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	London and New York

23.	Governing law (Condition 14):	English

24.	Other final terms:	Not Applicable

DISTRIBUTION

25.	(i) If syndicated, names of Managers and underwriting commitments:	Not Applicable

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

26.	If non-syndicated, name of Dealer:	Wachovia Capital Markets, LLC

27.	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

28.	ISIN Code:	US45905UGL26

29.	Common Code:	043412477

30.	CUSIP:	45905UGL2

31.	Delivery:	Delivery against payment

32.	Registrar and Transfer Agent (if any):	Citibank N.A., London Branch

33.	Intended to be held in a manner which would allow Eurosystem eligibility:	No

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 25, 2008.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Carlo Segni
Name: Carlo Segni
Title: Authorized Officer

Duly authorized

TERMS AGREEMENT NO. 3793 UNDER THE FACILITY

June 10, 2009

International Bank for Reconstruction
and Development
1818 H Street, N.W.
Washington, D.C.  20433

The undersigned agrees to purchase from you (the “Bank”) the Bank’s USD30,000,000 Callable LIBOR Range Accrual Notes due June 15, 2029 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on June 15, 2009 (the “Settlement Date”) at an aggregate purchase price of USD30,000,000 (which is 100 per cent of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, amended and restated as of May 28, 2008, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference.  In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1                               The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount).

2                               The purchase price specified above will be paid on the Settlement Date by the Dealer to Citibank, N.A. (DTC Account No. 2952), as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3                               The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4                               In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5                               The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

Wachovia Capital Markets, LLC

301 South College Street

6th Floor

Charlotte, NC 28288

USA

Attention: Brianna White

Telephone: +1 704 715 7082

Facsimile:  +1 704 374 2872

6                               All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

7                               This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Wachovia Capital Markets, LLC

By:	/s/ Brianna White
Name: Brianna White
Title: Vice President
Wachovia Capital Markets, LLC

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:	/s/ Carlo Segni
Name:	Carlo Segni
Title: Authorized Officer